Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Absolute Peak Return Barrier Notes	$35,632,000	$1,400.34
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated December 20, 2007)

100% Principal Protection Absolute Peak Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $35,632,000 Notes linked to the S&P 500® Index due March 15, 2010

Investment Description

100% Principal Protection Absolute Peak Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “Underlying Index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the Underlying Index while potentially benefiting from the positive or negative performance of the Underlying Index during the Observation Period. If the Underlying Index never closes 20.03% above or below the Index Starting Level (which percentage we refer to as the “Absolute Return Barrier”), at maturity you will receive your principal plus a return equal to the absolute value of the highest positive or lowest negative return on the Underlying Index on any trading day during the Observation Period, (“Absolute Peak Index Return”) as described below. Otherwise, at maturity you will receive only your principal. Principal Protection applies only if the Notes are held to maturity.

Features
☐	Hedging Opportunity — You have the potential to hedge your exposure to the constituent stocks of the Underlying Index while potentially benefiting from the positive or negative performance of the Underlying Index over the 18-month term of the Notes.
☐	Potential for Peak Equity-Linked Performance — If the Underlying Index never closes above or below 20.03% of the Index Starting Level, you will receive an equity-based return equal to the Absolute Peak Index Return which may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.
☐	Diversification — The Notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates

Trade Date	September 9, 2008
Settlement Date	September 12, 2008
Final Valuation Date*	March 9, 2010
Maturity Date*	March 15, 2010
*	Subject to postponement in the event of a market disruption event, as described in the 100% Principal Protection Absolute Return Barrier Notes product supplement.

Notes Offered

These terms relate to Notes linked to the S&P 500® Index. The Notes are offered at a minimum investment of one hundred Notes at $10.00 per Note (representing a $1000 investment), and multiples of $10.00, thereafter.

Underlying Index	Absolute Return Barrier	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
S&P 500® Index	20.03%	1224.51	1469.78	979.24	90264M376	US90264M3768

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the 100% Principal Protection Absolute Return Barrier Notes (“PPARBN”) product supplement relating to the Notes, the accompanying prospectus and this pricing supplement, except as described herein. The specific terms described for the offering of the Notes in this pricing supplement will govern application of the general terms described in the product supplement relating to the Notes and the accompanying prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-10 of the PPARBN product supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive only your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured if the Notes are held to maturity.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
S&P 500® Index	$35,632,000	$10.00	623,560	$0.175	35,008,440	$9.825

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated September 9, 2008

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARBN product supplement dated December 20, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000349/v094670_69071-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Peak Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARBN product supplement” mean the UBS product supplement, dated December 20, 2007, references to the “index supplement” means the UBS index supplement, dated August 27, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an 18-month investment with a potential return linked to the Absolute Peak Index Return of the Underlying Index.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that the closing level of the Underlying Index over the Observation Period is unlikely to exceed on any trading day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You believe that the closing level of the Underlying Index over the Observation Period is likely to exceed on any trading day the Upper or Lower Index Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00
Term	18 months
Payment at Maturity (per Note)	If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Peak Index Return, calculated as follows:
$10.00 + ($10.00 × Absolute Peak Index Return)
If the Underlying Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive $10.00 (zero return)
Absolute Peak Index Return	The highest Absolute Index Return achieved on any trading day during the Observation Period
Absolute Index Return	Absolute value of: Observed Index Level – Index Starting Level Index Starting Level
Index Starting Level	1224.51
Observed Index Level	The closing level of the Underlying Index on any trading day during the Observation Period
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Upper Index Barrier	1469.78
Lower Index Barrier	979.24
Absolute Return Barrier	20.03%

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $10.00 per Note.

The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, you will receive only your principal.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00
Index Starting Level:	1224.51
Principal Protection:	100% at maturity
Term:	18 months
Absolute Return Barrier:	20.03%
Upper Index Barrier:	1469.78, which is 20.03% above the Index Starting Level
Lower Index Barrier:	979.24, which is 20.03% below the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Example 1 — The Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period. The Observed Index Level that would result in the highest Absolute Index Return was 1346.96, a 10% increase above the Index Starting Level of 1224.51. At maturity, investors would receive the principal amount of each Note plus a payment equal to 100% of the Absolute Peak Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Peak Index Return))
	=	$10.00 + ($10.00 × (| 1346.96 - 1224.51 | 1224.51)
	=	$10.00 + ($10.00 × (100% × 10%))
	=	$11.00

Example 2 — The Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period. The Observed Index Level that would result in the highest Absolute Index Return was 1102.06, a 10% decrease from the Index Starting Level of 1224.51. At maturity, investors would receive the principal amount of each Note plus a payment equal to 100% of the Absolute Peak Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Peak Index Return))
	=	$10.00 + ($10.00 × (| 1102.06 - 1224.51 | 1224.51)
	=	$10.00 + ($10.00 × (100% × 10%))
	=	$11.00

Example 3 — If the Underlying Index closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive $10.00 at maturity for each Note (a 0.0% total return) regardless of the Absolute Peak Index Return.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Absolute Barrier**			An Index Closing Outside Absolute Return Barrier***
Peak Observed Index Level****	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
2449.02	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2204.12	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1959.22	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1714.31	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1469.78	20.03%	$2.00	$12.00	20.03%	$0.00	$10.00	0.00%
1408.19	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1346.96	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1285.74	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1224.51	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1163.28	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1102.06	-10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1040.83	-15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
979.24	-20.03%	$2.00	$12.00	20.03%	$0.00	$10.00	0.00%
734.71	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
489.80	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
244.90	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
*	Amounts have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period
***	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period
****	The highest (lowest) Observed Index Level during the Observation Period.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARBN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Index and will depend on whether the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period. You will receive no more than the full principal amount of your Notes if the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period.
♦	The Absolute Return Barrier limits your potential return — The appreciation potential of the Notes is limited to the Absolute Return Barrier, regardless of the performance of the Underlying Index.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Underlying Index.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Notes is not the same as owning the applicable index constituents — The return on your Notes may not reflect the return you would realize if you actually owned the applicable index constituents. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors including the level or price of the Underlying Index, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The principal protection and potential Absolute Peak Index Return will only apply at maturity and the market price of the Notes prior to maturity may not directly correspond with the Absolute Peak Index Return of the Underlying Index.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Index, may adversely affect the market price of the Underlying Index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Observed Index Level and payment at maturity based on observed levels of the Underlying Index in the market. The calculation agent can postpone the determination of the Observed Index Level or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the Underlying Index or the stocks included in such index, and therefore the market value of the Notes.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the Underlying Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Underlying Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Underlying Index, with the number of companies included in each group as of September 9, 2008 indicated below: Consumer Discretionary (82); Consumer Staples (41); Energy (39); Financials (89); Health Care (53); Industrials (55); Information Technology (71); Materials (30); Telecommunications Services (9); and Utilities (31).

The graph below illustrates the performance of the Underlying Index from 06/30/98 to 09/09/08, as well as the Upper Index Barrier and the Lower Index Barrier, based on an Index Starting Level of 1224.51, which was the closing level of the Underlying Index on September 9, 2008, and an Absolute Return Barrier of 20.03%.

Source: Bloomberg L.P.
Historical levels of the Underlying Index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-26 of the PPARN product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to yor receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 2.964% per annum, compounded semiannually, with a projected payment at maturity of $10.45 based on an investment of $10. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.09 in 2008, $0.30 in 2009 and $0.06 in 2010. However, if the amount you receive at maturity is greater than $10.45, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2010 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $10.45, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2010 by an amount that is equal to such difference. If the amount you receive at maturity is less than $10.39, then you would recognize a net ordinary loss in 2010 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier more than 6 months before the maturity date of the Notes (thereby fixing the payment on maturity of your Notes), you will be required to make adjustments to the interest accruals on your Notes, in a reasonable manner, to account for the fact that the payment at maturity will be fixed rather than contingent and the above comparable yield and projected payment schedule will not apply to you after that date. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter the Notes will not be treated as contingent payment obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss. See PS-27-PS-28 of the PPARN product supplement for more information.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ Equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 exchange rate in effect as of June 30, 2008.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.